Exhibit 99.151

ACQUIRES DAVIDSON PROJECT, CANADA’S MOLYBDENUM DEPOSIT
RAISES MORE THAN 10 MILLION DOLLARS THROUGH EQUITY FINANCINGS
LISTS SHARES ON TORONTO AND FRANKFURT STOCK EXCHANGES
INITIATES FEASIBILITY STUDY, ENVIRONMENTAL ASSESSMENT AND PUBLIC CONSULTATION FOR Ribbon cutting ceremony at new Blue Pearl Mining offi ce DAVIDSON PROJECT in Smithers, B.C. From left to right: Ken Collison, Chief Operating Offi cer, Blue Pearl; Mayor Sharon Hartwell, REHABILITATES UNDERGROUND Telkwa; Mayor Jim Davidson, Smithers; Wing Chief WORKINGS, INITIATES DRILLING Andy George Jr. and Chief Roy Morris of the Wet’suwet’en. OF LOWER DEPOSIT
contents The Davidson Deposit is in British Columbia, which now sits in the top half of world rankings as “destination of choice” for HIGHLIGHTS IFC resource companies. LETTER TO SHAREHOLDERS 1
WHAT IS MOLYBDENUM? 3
DAVIDSON DEPOSIT 5
COMMUNITY COMMITMENT 8
MANAGEMENT’S OF FINANCIAL RESULTS 9
FORWARD-LOOKING INFORMATION 12
MANAGEMENT’S FOR FINANCIAL REPORTING 13
AUDITORS’
CONSOLIDATED FINANCIAL STATEMENTS 14
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17
CORPORATE INFORMATION IBC

Events moved quickly for your Company in 2005. While we had all the elements in place as the year began to start work toward developing Canada’s next major molybdenum mine, it wasn’t until April that shareholders gave their approval to take the Company in this new direction. At that point, our work began in earnest.
As 2005 began, we had already negotiated an option to purchase a 100% interest in the Davidson Project, subject to a royalty and annual payments. The timing could hardly have been better for our acquisition of the Davidson Project, one of the best undeveloped molybdenum projects in the world. Molybdenum prices were about to set a record high and few viable projects for new supply were on the horizon. As the year progressed, molybdenum prices peaked, yet they continue to surpass historical levels by a significant factor. We believe molybdenum prices have set a new base, as have many other commodities such as oil, copper, zinc and steel.
We were also fortunate in another bit of good timing: British Columbia once ranked very low as a locale for mining companies to establish operations. That’s changed. The Fraser Institute in its annual Survey of Mining Companies for 2005/2006 found that Canada’s westernmost province appears in the top half of the world rankings for the first time since 1997. The Davidson Project is, of course, in mining-friendly B.C.
letter to
Once shareholders approved the new direction for the Company — and a new name, Blue Pearl Mining Ltd. — the hard work of developing a mine began. First of all, we brought in Ken Collison as Chief Operating Officer. The Blue Pearl management team has built two mines over the past decade, and adding Ken’s extensive experience with mine development has already helped us with planning what promises to be a true company-maker. With the help of Rescan Environmental Services, we initiated the B.C. environmental assessment process for the project. Hatch Ltd., one of the most respected names in engineering, was contracted to complete a full feasibility study on the project incorporating work by Snowden Mineral Industry Consultants on ore reserves and McIntosh Engineering on mine design. When the feasibility study is complete, probably in the third quarter of 2006, we will know the economic viability of the project with a high degree of confidence.
Aerial view of Davidson Portal and associated infrastructure
Blue Pearl Mining Ltd. Annual Report 2005

Just days after receiving shareholder approval for taking the Company in this new direction, we organized a town-hall style meeting in Smithers which was attended by senior management. At that well-attended meeting, the first step in an ongoing process of public consultation, we laid out our plans for developing the Davidson Project into a mid-size underground mine with off-site ore processing, and invited input from the community. By responding to concerns raised, we are convinced that this project can be a major contributor to the local economy, but with minimal disruption to existing communities and as unobtrusively as possible. Subsequent to year-end, Blue Pearl signed a Memorandum of Understanding with Endako Mines to construct a milling circuit to treat Davidson ore at Endako’s Fraser Lake, B.C. operations about 200 kilometres southeast of Smithers. Blue Pearl would build at its expense a 2,000-tonne-per-day processing plant at the Endako Site to produce a saleable molybdenum product.
Within the first few weeks of 2005, we had also raised $10 million in an equity financing. This financing, combined with a smaller private placement with a European investment fund later in the year, should provide sufficient money to see the Company through to the completion of the feasibility study. At that point, subject to the results of the environmental assessment, we will be able to make a production decision.
Meanwhile, we set about confirming the mineral deposit through the verification of previous work and through new drilling and testing. The Main Deposit is well known, having been explored by two of the leading mining companies in the world in the 1960s and 1970s, and the details of the mineral resource are specified elsewhere in this report. However, two deep holes drilled in 1972 that intersected a second distinct deposit, called the Lower Zone, were never followed up. A drill program initiated near the end of 2005 has, subsequent to year end, provided further information on that deposit and we now believe it has the potential to significantly expand the Davidson Project’s mineral resource.
In the final quarter of the year, the Company’s shares were listed for trading on the Toronto Stock Exchange, Canada’s senior exchange. Shortly after, our shares also began trading actively on the Frankfurt Stock Exchange, which is operated by Deutsche Börse AG of Germany and is Germany’s largest stock exchange.
At this time, I would like to express my thanks to Director John Cocomile, who resigned subsequent to year-end. John has ably served the Company, and his advice and experience have been greatly appreciated over the years. I would also like to extend my appreciation to the rest of the Board, who helped guide management through this transitional period, and to our shareholders whose patience and loyalty are beginning to bear fruit.
As 2005 began, we set an aggressive but realistic schedule for development of the Davidson Project. We have kept to that schedule and met all the key milestones we set for ourselves. There is much work yet to be done, but at this point I believe there is no reason why we will not meet our target of beginning production before the end of 2007.
Ian J. McDonald
Chairman & Chief Executive Officer
March 27, 2006
Blue Pearl Mining Ltd. Annual Report 2005

PIPELINES what is molybdenum? In the past, major new Technically speaking, molybdenum is a non-toxic, pipeline construction extremely tough and versatile metal, which is listed as projects have created element No. 42 in the periodic table. strong demand for The largest consumer of molybdenum is the steel molybdenum and upward industry (see accompanying pie chart on page 4 show- pressure on prices. ing world demand by end-use). Without the addition of Today, numerous large- molybdenum, the fi nal steel product would be weaker, scale pipelines are again being planned.
an essential component more brittle and far more prone to various corrosive elements. Roughly 75% of moly, as it is commonly called, is consumed by the steel industry in the form of auto parts, construction equipment, pipelines, tool and high-speed steels and in stainless steel applications. Ferromolybdenum is also used in cast iron and super- alloys to prevent graphite and free ferrite fl aking which weaken the iron.
In its natural state as molybdenite, it serves as a solid lubricant, primarily because of its ability to withstand extremes of cold and heat, its stability in solvents and its virtually “frictionless” qualities.
Blue Pearl Mining Ltd. Annual Report 2005

The soft, blue-toned metal also has its “green” side: Molybdenum catalytic converters are growing in demand from oil refineries that are hard-pressed nowadays to reduce sulphur emissions.
molybdenum world demand
Western Europe has ranked as the largest consuming region for the past couple of decades, followed by the U.S. and Japan. Consumption increased by a cumulative 29.7% over the past three years. And China, of course, has demonstrated a tremendous appetite for moly over the past few years as steel consumption in that country has grown 25% annually since 2001. Major new oil pipeline projects in North America and elsewhere could further underpin moly prices in the years ahead.
Photo courtesy of TMR Consulting Pittsburgh, PA
molybdenum prices
2002 — 2006 (in US dollars)
Source: Metal Bulletin, drummed molybdic oxide
$  per pound molybdenum in warehouse
Blue Pearl Mining Ltd. Annual Report 2005

The Davidson Deposit
The property is nine kilometres from Smithers, B.C., a gateway to mines in northern British Columbia. A CN rail line runs three kilometres from the deposit and infrastructure such as paved roads, power, natural gas, industrial goods and services and a trained labor force are all nearby.
The initial discovery dates back to 1944 when it was known as the Yorke-Hardy deposit. From 1957 to 1980, Amax Inc. and Climax Molybdenum undertook extensive exploration activities. In total, 58,000 metres of exploration drilling were completed along with 2,600 metres of underground excavations, primarily a 2-kilometre-long exploration adit driven into the heart of Hudson Bay Mountain where the deposit lies.
The conceptual production scenario envisages a 2,000-tonne-per-day mining operation producing direct shipping crushed ore. Subsequent to year-end 2005, Blue Pearl announced the signing of a Memorandum of Understanding (MOU) with Endako Mines for construction of a milling circuit to process Davidson ore at Endako’s site near Fraser Lake, B.C.
Davidson Deposit lies under Hudson Bay Mountain, nine kilometres northwest of Smitbers, B.C.
Under the terms of the MOU, Endako provides the management, supplies and personnel to operate and maintain the Blue Pearl circuit. Blue Pearl will pay Endako for operating costs and a management fee.
Blue Pearl engaged Hatch Ltd. last year to undertake a feasibility study on mining a high grade portion of the Davidson Project’s Main Deposit, shipping ore to an area facility such as Endako, and constructing a 2,000-tonne-per-day milling circuit. The study focuses on a central portion of the deposit containing a measured and indicated resource of 6,680,000 tonnes grading 0.599% MoS2 0.36%
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd. Annual Report 2005

market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee. The MOU, which is non-binding, allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
Davidson Property Longitudinal Section
Davidson Property Drill Results (Lower Zone)
Drill holes #165 to #170 (see simplified Plan View at right) intersected mineralization with grades up to 0.55% MoS2 across considerable widths in the Lower Zone, which is approximately 300 metres below the main Davidson Deposit. (Both zones are identified in the schematic section shown above.) Results from Holes #171 to #178 are pending as of the date of this Annual Report.
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd. Annual Report 2005

Management’s Discussion and Analysis
Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
For the year ended December 31, 2005
The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes thereto for the year ended December 31, 2005 and the six month period ended December 31, 2004 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are Canadian dollars unless otherwise indicated. Additional information on the Company is available on SEDAR at www.sedar.com.
Disclosure Controls and Procedures
Management is responsible for the information disclosed in this management discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended December 31, 2005, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
Overview
In April 2005, the shareholders of Patent Enforcement and Royalties Ltd. approved a change in corporate name to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”), approved the change of business from patent enforcement to mining, and changed the fiscal year end to December 31. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with certain advance payments dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and subsequently into production.
Selected Annual Information
(Canadian $ in thousands, except per share amounts)

	Year ended	Six months ended	Year ended
	December 31, 2005	December 31, 2004	June 30, 2004

Revenue	$157	$651	$2
Net (loss) income	$(4,626)	$335	$(467)
(Loss) income per share — basic and diluted	$(0.15)	$0.02	$(0.02)

Total assets	$9,445	$910	$329

Results of Operations – Year ended December 31, 2005 compared to six months ended December 31, 2004
Revenues decreased $493,910 during the year ended December 31, 2005 compared to the six months ended December 31, 2004. Revenue in 2004 resulted from a one-time dividend of $651,285 on Kinbauri Gold Corp. shares while revenue in 2005 was largely interest income.
In 2005, expenses increased by $4,467,719 compared to 2004. During 2005, the Company changed its business to mining, acquired the Davidson Property and began its plans to bring the property into production. Staff was hired, including a Chief Operating Officer, and activities commenced on the project. New offices were opened in Vancouver and Smithers, British Columbia. Davidson Property exploration and development expense was $2,602,094 in 2005 from nil previously. Project activities included rehabilitating the underground workings, constructing new drill stations, drilling to test the existing deposit, commencement of a feasibility study including a resource estimate and a mine plan, environmental baseline studies and environmental assessment application. General and administrative expense also increased by $1,482,010 in 2005 over 2004 as the Company became active, hired more staff and opened new offices. Included in these costs are office and administrative services costing $275,272
Blue Pearl Mining Ltd. Annual Report 2005

(2004 — $30,000) provided by Glencairn Gold Corporation that has certain common directors and officers with the Company. In 2004 the Company was winding down its patent enforcement activities and general and administrative costs were relatively small.
Stock option expense increased to $488,532 in 2005 from nil in the previous period as many new staff and directors were added and granted options in 2005.
Cash Flows
Operating activities used $3,034,104 in 2005 largely for Davidson Property and general and administrative expenses offset by an increase of non-cash working capital of $1,102,661. In 2004 a one-time dividend on Kinbauri shares owned by the Company more than offset the cash costs, which were mostly for general and administrative expenses, and provided $515,732 from operations.
Financing activities provided $11,048,590 in 2005 from two private placements of shares and warrants and options exercised. Shares and warrants issued were 19,820,382 and 9,857,871 respectively. In 2004 the $200,000 convertible debenture outstanding was repaid and a private placement of shares was completed for $400,000.
Investing activities in 2005 required $1,034,724 primarily to purchase the Davidson Property. In 2004, the initial deposit on the Davidson Property of $75,000 was paid.
Liquidity and Capital Resources
At December 31, 2005 the Company had cash and cash equivalents of $7,778,404 and working capital of $6,591,277.
In addition to the cash on hand at December 31, 2005 the Company completed a private placement in January 2006 and expects to complete another in April 2006. In January 2006, the Company closed a private placement of 500,000 units at a price of $.80 per unit to raise gross proceeds of $400,000. Each unit is comprised of one common share and one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 until February 8, 2008. Each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 until February 8, 2008. In March the Company entered into an agreement with a syndicate of agents to complete a private placement offering on a best efforts basis of up to 1,060,000 flow-through common shares at a price of $2.85 per flow-through share for total gross proceeds of up to $3,021,000. This financing is expected to close in April 2006. Also, subsequent to year end and up to March 16, 2006, the Company issued 2,841,720 shares on exercise of warrants and options for proceeds of $2,284,054. The Company plans to use the net proceeds of these financings and its cash balance at December 31, 2005 to advance the exploration and development of its Davidson molybdenum property, payment of the advance royalty of $500,000 in April and for general working capital.
Cash at December 31, 2005, and subsequent financing, is expected to be adequate to complete the Davidson Property feasibility study and fund the Company’s working capital requirements to the end of 2006. Further financings will be required to construct the operating facilities determined by the feasibility study and to complete the Endako agreement discussed in the following Outlook section.
Contractual Obligations
The following table presents as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation:

		Payments due in
						2010
Description	Total	2006	2007	2008	2009	and later

Operating leases	$72,085	$42,340	$23,700	$6,045	$—	$—
Property payments	2,753,185	650,637	525,637	525,637	525,637	525,637
Administrative services	300,000	300,000	—	—	—	—
Site reclamation and closure	335,000	—	—	—	—	335,000

	$3,460,270	$992,977	$549,337	$531,682	$525,637	$860,637

Operating leases are for premises and equipment. Property payments are fees to maintain the claims and minimum payments under the Davidson Property purchase agreement assuming the molybdenum price remains at current levels. Administrative services are costs paid to Glencairn Gold Corporation for provision of office space and administrative services.
Blue Pearl Mining Ltd. Annual Report 2005

Outlook
The Company is continuing the activities to bring the Davidson Property into production. The environmental assessment process, the reserve report and the mine plan are expected to be complete in 2006 and this will enable the feasibility study to be completed also in 2006. The feasibility study is focused on commencing mining with a high-grade portion of the Davidson Property’s Main Deposit, shipping ore to an area processing facility and constructing a 2000-tonne-per-day milling circuit.
While the feasibility study has concentrated on the Main Deposit at the Davidson Property exploration drilling has been taking place on the Lower Deposit. The drill hole results received to date have confirmed the potential of this deposit.
In February 2006 the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, B.C.
Blue Pearl will build, at its expense, a milling circuit capable of processing 2,000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee.
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares.
The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
The Company expects to have the mine on the Davidson Property and the Endako milling circuit in production by late 2007.
Risks and Uncertainties
Commodity price – The Company’s primary product will be molybdenum and the molybdenum price realized will be the major factor in determining the Company’s profitability. The price is set in worldwide markets that may be affected by the value of the US dollar relative to other currencies, political and economic events, supply and demand and many other factors.
Currency – Most of the Company’s costs are denominated in Canadian dollars while revenue will be in US dollars. An increase in the Canadian dollar would increase operating and capital costs.
Mineral reserves – Mineral reserves estimates depend on statistical inferences based on data from drilling. These estimates may prove to be imprecise once a particular section is mined and actual production may be less than the mineral reserve estimate.
Financial – Construction of a mine requires considerable capital that may not be available to the Company in the equity or debt markets.
Construction – Mine construction is subject to risks such as weather or supplier cost increases that may delay completion.
Environmental – Provincial and federal environmental laws will regulate the Company’s mining operations and reclamation activities. Future changes to these laws may increase operation or reclamation costs or require financial deposits to guarantee reclamation.
Summary of Quarterly Results
(Canadian $ in thousands, except per share amounts)

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2004	2004	2004	2004	2005	2005	2005	2005

Revenue	1	—	—	651	—	33	64	60
Net income (loss)	(143)	(108)	(73)	408	(292)	(645)	(889)	(2,800)
Income (loss) per share — basic and diluted	(0.01)	(0.00)	(0.00)	0.02	(0.01)	(0.03)	(0.04)	(0.07)

Total assets	442	329	281	910	10,868	9,841	10,672	9,445

Blue Pearl Mining Ltd. Annual Report 2005

Review of Quarter Ended December 31, 2005
In the fourth quarter of 2005 expenses increased by $2,743,481 from the comparable 2004 quarter due to the change in the Company’s business from patent enforcement to mining. During the quarter ended December 31, 2005 the Company’s expenditures for Davidson Property exploration and development increased to $2,251,014 as the Company engaged consultants to assist in the feasibility study and rehabilitation of the underground access at the Davidson Property site. In the fourth quarter of 2004 the Company had not yet incurred any significant expenditures related to the mining business and was winding down its expenses relating to patent enforcement.
Outstanding Share Data
Common shares and convertible securities outstanding at March 16, 2006 were:

			Securities	Common Shares
Security	Expiry Date	Exercise Price	Outstanding	on Exercise

Common shares				46,421,102
Warrants	Mar 22, 2007 to Feb 3, 2008	$0.70 to $1.00	8,151,151	8,151,151
Share options	Oct 20, 2006 to Aug 11, 2010	$0.15 to $0.70	3,661,000	3,661,000

				58,233,253

Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believes”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, changes in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated; and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of the Business – Risks Factors” of the Company’s Annual Information Form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Company does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
March 17, 2006
Blue Pearl Mining Ltd. Annual Report 2005

Management’s Responsibility for Financial Reporting
The consolidated financial statements are the responsibility of management. They have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, using management’s best estimates and judgments, where appropriate. Management is responsible for the reliability and integrity of the consolidated financial statements, the notes to the consolidated financial statements and other information contained in this Annual Report. In the preparation of these statements, estimates are sometimes necessary, as a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.
Management is also responsible for a system of internal control, which is designed to provide reasonable assurance that assets are safeguarded and accounting systems provide timely, accurate financial reports.
Management has designed disclosure controls and procedures to provide reasonable assurance and has evaluated the effectiveness of such controls and procedures as of December 31, 2005 and concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, which is composed of three independent directors. The Committee meets with management and the auditors to satisfy itself that responsibilities are properly discharged and to review the consolidated financial statements.
The consolidated financial statements have been audited on behalf of the shareholders of the Company by Wasserman Ramsay, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their report follows.

Ian J. McDonald	T. Derek Price
Chairman and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Toronto, Ontario
March 17, 2006
Auditors’ Report
To the Shareholders of Blue Pearl Mining Ltd.
We have audited the consolidated balance sheets of Blue Pearl Mining Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005 and six month period July 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the year ended December 31, 2005 and the six month period ending December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Ontario
February 27, 2006, except for Note 13 which is at March 17, 2006
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd.
Consolidated Statements of Operations
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

		Year ended	Six months ended
	Note	December 31, 2005	December 31, 2004

Revenue
Dividend income		$—	$651,285
Interest income		154,818	—
Gain on sales of marketable securities	3	2,557	—

		157,375	651,285

Expenses
Davidson project exploration and development		2,602,094	—
General and administrative	8	1,653,050	171,040
Interest expense		—	8,795
Depreciation		3,414	361
Stock option expense	7	488,532	—
Intellectual property lawsuits		36,439	164
Write down of investment in Kinbauri Gold Corp.	3	—	135,450

		4,783,529	315,810

Net (loss) income		$(4,626,154)	$335,475

(Loss) income per share – basic and diluted		$(0.15)	$0.02

Weighted average number of shares outstanding		31,879,307	19,478,672

Consolidated Statements of Deficit
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

		Year ended	Six months ended
	Note	December 31, 2005	December 31, 2004

Balance, beginning of period		$(4,267,142)	$(4,602,617)
Net (loss) income		(4,626,154)	335,475

Balance, end of period		$(8,893,296)	$(4,267,142)

The accompanying notes form an integral part of these consolidated financial statements.
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd.
Consolidated Balance Sheets
December 31, 2005 and 2004
(Canadian dollars)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$7,778,404	$798,642
Marketable securities	3	22,178	—
Accounts receivable and prepaids		306,020	2,653

		8,106,602	801,295
Restricted cash		35,000	—
Investment in Kinbauri Gold Corp.	3	—	32,000
Property, plant and equipment	4	1,303,283	77,046

		$9,444,885	$910,341

Liabilities
Current
Accounts payable and accrued liabilities		$1,515,325	$109,296

Asset retirement obligations	5	217,546	—

Shareholders’ Equity
Warrants	7	783,066	—
Contributed surplus	7	516,139	27,607
Common shares	7	15,306,105	5,040,580
Deficit		(8,893,296)	(4,267,142)

		7,712,014	801,045

		$9,444,885	$910,341

The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board

Ian J. McDonald	Denis Arsenault
Director	Director
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd.
Consolidated Statements of Cash Flows
Year ended December 31, 2005 and six months ended December 31, 2004
(Canadian dollars)

	Note	2005	2004

Operating activities
Net (loss) income		$(4,626,154)	$335,475
Items not affecting cash:
Depreciation		3,414	361
Stock option expense	7	488,532	—
Gain on sale of marketable securities	3	(2,557)	—
Write down of investment in Kinbauri Gold Corp.	3	—	135,450
Change in non-cash working capital	9	1,102,661	44,446

Cash (used in) generated by operating activities		(3,034,104)	515,732

Financing activities
Repayment of debentures		—	(200,000)
Common shares and warrants issued, net	7	11,048,590	400,000

Cash generated by financing activities		11,048,590	200,000

Investing activities
Proceeds from sale of marketable securities		12,381	—
Restricted cash		(35,000)	—
Property, plant and equipment		(1,012,105)	(75,000)

Cash used in investing activities		(1,034,724)	(75,000)

Increase in cash and cash equivalents		6,979,762	640,732

Cash and cash equivalents, beginning of year		798,642	157,910

Cash and cash equivalents, end of year		$7,778,404	$798,642

The accompanying notes form an integral part of these consolidated financial statements.
Blue Pearl Mining Ltd. Annual Report 2005

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
December 31, 2005 and December 31, 2004
(Canadian dollars)
1. Nature of business
In 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”). The Company also changed its fiscal year end to December 31, 2005. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with annual advance payments, dependent on molybdenum prices, of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and subsequently into production.
2. Significant accounting policies
a) Basis of consolidation
The consolidated financial statements include the accounts of Blue Pearl Mining Ltd. and its wholly owned subsidiaries.
b) Revenue recognition
Revenue from intellectual property lawsuits is recognized when the case is settled or a successful judgment is issued and collectability is reasonably assured. Revenue from judgments which are subject to appeal is recognized when the appeal has been disposed. Direct costs incurred on intellectual property lawsuits are expensed as incurred.
c) Exploration and development expenditures
Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.
d) Stock-based compensation plan
The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date.
e) Income taxes
The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.
f) Cash and equivalents
Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.
g) Marketable securities
Marketable securities are carried at the lower of cost and market.
Blue Pearl Mining Ltd. Annual Report 2005

h) Property, plant and equipment
Property, plant and equipment including mineral property acquisition costs and asset retirement costs are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves. For corporate property, depreciation is charged to earnings on a declining balance basis over estimated useful life. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.
When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.
i) Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.
j) Foreign currency translation
The Company uses the temporal method to convert foreign currency denominated transactions under which current monetary assets and current monetary liabilities in foreign funds are translated to Canadian funds at the rate of exchange applicable at the balance sheet date and revenues and expenses in foreign funds are translated to Canadian funds using the actual average rate of exchange during the period.
k) Dividend policy
The Company previously had a dividend policy that called for the distribution to shareholders of a portion of net revenue received from any settlement or judgment of an intellectual property case. To date the Company has not paid any dividends. Effective with the change in business focus to mining the Company has repealed the above noted dividend policy and has no current plans to pay dividends.
l) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.
m) Financial instruments
Financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.
3. Investment in Kinbauri Gold Corp.
In 2004, dividends in the amount of $651,285 were received on the 773,003 Series B convertible preferred shares owned by the Company. During 2004 the investment was written down to $32,000 to reflect the estimated realizable value.
In 2005 the preferred shares were converted into 162,884 common shares. Subsequently, a decision was made to dispose of these shares and they were therefore classified as marketable securities. The company disposed of 50,000 shares in 2005 and the balance in early 2006. The market value of the shares held at December 31, 2005 was $29,350.
Blue Pearl Mining Ltd. Annual Report 2005

4. Property, Plant and Equipment

	2005	2004

Development property
Davidson Property, Canada
Acquisition costs	$1,059,447	$75,000
Asset retirement costs	217,546	—

	1,276,993	75,000

Corporate
Cost	36,185	8,527
Accumulated depreciation	(9,895)	(6,481)

	26,290	2,046

	$1,303,283	$77,046

In April 2005, the Company acquired 100% interest in the Davidson Property, a molybdenum deposit, for $1,025,000 in cash and other transaction costs of $34,447. In addition, annual advance royalty payments to the former owners are payable commencing in 2006 that will range from $100,000 to $500,000 per year depending on the world price of molybdenum, and a 2.75% net smelter royalty on future production. Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale.
5. Asset Retirement Obligations

	2005	2004

Balance, beginning of period	$—	$—
Liabilities incurred	217,546	—

Balance, end of period	$217,546	$—

Davidson Property, Canada
This site is under development. Future undiscounted cash obligations, estimated by management to be approximately $335,000, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by development activities. The estimated cash flows were discounted using a credit adjusted risk-free rate of 6.50%.
6. Convertible debentures
On December 9, 2003 the Company issued $200,000 in unsecured convertible debentures bearing interest at a rate of 10% per annum payable at the earlier of the conversion date and the maturity date of December 9, 2004. The debentures were repaid in December 2004 without being converted.
7. Shareholders’ Equity a) Common shares
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares in one or more series. The directors are authorized to fix the number of preference shares and their designation, rights, privileges and conditions attached to the shares of each series. No preference shares have been issued as of December 31, 2005.
Blue Pearl Mining Ltd. Annual Report 2005

A summary of the transactions in the common shares account in 2004 and 2005 is as follows:

	# shares	Amount

Balance June 30, 2004	19,259,000	$4,640,580
Private placement	4,000,000	400,000

At December 31, 2004	23,259,000	5,040,580
Options exercised	410,000	139,500
Private placements	19,410,382	11,316,895
Less: share issue costs	—	(1,190,870)

Balance December 31, 2005	43,079,382	$15,306,105

In December 2004 the company completed a private placement for 4,000,000 common shares at $0.10 per share for proceeds of $400,000.
In March 2005 the Company closed a brokered private placement of 13,833,667 units at $0.60, and 3,076,715 flow-through common shares at $0.65 for total gross proceeds of $10,300,065. Each non-flow through unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 per share. The warrants issued in the private placement have been valued at $460,138. The agents of the offering were paid a cash commission of 7% of the gross proceeds and were granted 1,691,038 Agent’s warrants which are exercisable into common shares under the same terms as the warrants attached to the non-flow through units. The agents warrants have been valued at $299,895.
In August 2005 the Company closed a brokered private placement of 2,500,000 units at $0.60 per unit for proceeds of $1,500,000. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.70 until March 22, 2007. The warrants issued under this private placement have been valued at $23,033.
In determining the value of the warrants attached to the above-noted private placements, a Black-Scholes option pricing model has been used with the following weighted average assumptions used dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 3.05% and expected life of 12 months.
b) Options
The Company has a common share purchase option plan (the “Plan”) for directors, officers, employees and consultants. Options granted under the Plan have a five year term and vest immediately. Options are granted at a price no lower than the market price of the common shares at the time of the grant.
In determining stock-based compensation expense for 2004, the fair value of the options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield 0%, expected volatility of 50%, risk-free interest rate of 3.50% and expected life of 36 months.
In determining stock based compensation expense for 2005, the fair value of the options were estimated using the Black Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 40%, riskfree interest rate of 3.05% and expected life of 36 months.
Blue Pearl Mining Ltd. Annual Report 2005

A summary of the Company’s options at June 30, 2004 and December 31, 2005 and the changes for the periods then ended are presented below:

	Options	Weighted-Average
	Outstanding	Exercise Price

At June 30, 2004	1,170,000	$0.29
Expired	(10,000)	0.40

At December 31, 2004	1,160,000	0.29
Granted	3,346,000	0.63
Exercised	(410,000)	0.34

At December 31, 2005	4,096,000	$0.57

The following table summarizes information about the options outstanding at December 31, 2005:

	Options
Exercise	Outstanding	Remaining
Price	and exercisable	contractual life

$0.15	270,000	0.8 years
$0.28	100,000	0.8 years
$0.41	380,000	1.5 years
$0.70	1,070,000	4.4 years
$0.60	2,226,000	4.7 years
$0.73	50,000	4.9 years

	4,096,000	2.8 years

c) Warrants
A summary of the transactions in the warrants account in 2004 and 2005 is as follows:

	Number of
	Warrants	Amount

At June 30, 2004 and December 31, 2004	—	$—
Private placements	9,857,871	783,066

At December 31, 2005	9,857,871	$783,066

d) Contributed Surplus
A summary of the transactions in the contributed surplus account in 2004 and 2005 is as follows:

Amount

At June 30, 2004 and December 31, 2004	$27,607
Grant of stock options	488,532

At December 31, 2005	$516,139

Blue Pearl Mining Ltd. Annual Report 2005

8. Related party transactions and balances
Office administration fees of $275,272 (December 31, 2005 $30,000) were incurred from Glencairn Gold Corporation, a company related through common directors and management, for rent and various office services. Included in accounts payable at December 31, 2005 is $26,750 (December 31, 2004 $83,718) owing to this company.
9. Supplementary cash flow information

	Year ended	Six months ended
	December 31, 2005	December 31, 2004

Change in non-cash working capital:
Accounts receivable	$(245,118)	$(962)
Prepaid expenses	(58,250)	—
Accounts payable and accrued liabilities	1,406,029	45,408

	$1,102,661	$44,446

Non-Cash Financing Activities:
Asset retirement obligations incurred	$217,546	$—

Non-Cash investing activities:
Asset retirement costs incurred	$217,546	$—

Operating activities included the following cash payments:
Interest paid	$—	$20,000

10. Income taxes
The Company has available approximately $7,134,400 in non-capital loss carry forwards which can be used to reduce future taxable income in Canada. The potential benefit of these losses has not been recognized in these financial statements and will expire, if unused, as follows:

2006	$271,000
2007	1,443,000
2008	391,400
2009	1,056,000
2010	559,000
2014	1,461,000
2015	1,953,000

$7,134,400

The Company has future income tax assets (liabilities) on temporary deductible or taxable differences as follows:

	Year ended	Six months ended
	December 31, 2005	December 31, 2004

Non-capital losses	$2,497,000	$1,523,000
Investments	47,400	47,400
Property, plant and equipment	2,700	2,700
Mining properties	908,000	—
Less: Valuation allowance	(3,455,100)	(1,573,100)

Future income tax recognized in the financial statements	$—	$—

Blue Pearl Mining Ltd. Annual Report 2005

11. Intellectual property lawsuits
The Company is winding down its patent litigation business but it has a remaining interest in the following intellectual property cases:
a. The UFIL Unified Data Technologies Ltd. Case
The Company originally agreed with UDTL to fund certain patent litigation in return for 50% of any revenues, after legal cost, derived from the litigation. The Company has since revised its agreement with UDTL such that it has no further financial or other obligations, and its revenue entitlement has been reduced to 15%.
b. The Carberry/Pordy Case
The Company entered into an agreement with Carberry Corporation and William T. Pordy M.D. (“Carberry/Pordy”) to assist in the enforcement of certain of Carberry/Pordy’s patents. The Company is entitled to receive 50% of any recovery from the lawsuit, including future licensing revenue or royalties, after legal costs. A jury verdict favourable to the Company was rendered in 2001 but was reversed pursuant to post-trial motions. A new trial occurred in 2005, at which time the Company was unsuccessful. An appeal has since been filed and the hearing of the appeal is anticipated later in 2006.
c. The Flex-rest/Ambrose Case
The Company entered into an agreement with Flex Rest and Frederic Ambrose (“Flex Rest/Ambrose”) to assist in the enforcement of certain patents. Litigation in 2004 was unsuccessful. A Flex-rest/Ambrose appeal was heard in February 2006 and the outcome should be known later in 2006. The Company has no further financial obligations in this litigation yet retains a 15% interest in any recovery, including future licensing revenue or royalties, after legal costs.
12. Contractual Obligations
The following table presents as at December 31, 2005, the Company’s known contractual obligations, aggregated by type of contractual obligation:

		Payments due in
						2010
Description	Total	2006	2007	2008	2009	and later

Operating leases	$72,085	$42,340	$23,700	$6,045	$—	$—
Property payments	2,753,185	650,637	525,637	525,637	525,637	525,637
Administrative services	300,000	300,000	—	—	—	—
Site reclamation and closure	335,000	—	—	—	—	335,000

	$3,460,270	$992,977	$549,337	$531,682	$525,637	$860,637

Operating leases are for premises and equipment. Property payments are fees to maintain the claims and minimum payments under the Davidson Property purchase agreement assuming the molybdenum price remains at current levels. Administrative services are costs paid to Glencairn Gold Corporation for provision of office space and administrative services.
13. Subsequent Events
a) Financings
In January 2006, the Company closed a private placement of 500,000 units at a price of $.80 per unit to raise gross proceeds of $400,000. Each unit is comprised of one common share and one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 until February 8, 2008. Each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 until February 8, 2008.
Blue Pearl Mining Ltd. Annual Report 2005

In March the Company entered into an agreement with a syndicate of agents to complete a private placement offering on a best efforts basis of up to 1,060,000 flow-through common shares at a price of $2.85 per flow-through share for total gross proceeds of up to $3,021,000. This financing is expected to close in April 2006.
Also, subsequent to year-end and up to March 16, 2006, the Company issued 2,841,720 shares on exercise of warrants and options for proceeds of $2,284,054.
b) Endako Memorandum of Understanding
In February 2006 the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, B.C.
Blue Pearl will build, at its expense, a milling circuit capable of processing 2,000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit.
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee.
The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
Blue Pearl Mining Ltd. Annual Report 2005

corporate information

Blue Pearl Directors	Head Office	Transfer Agent

Denis Arsenault, CA [1,2]	6 Adelaide Street East, Suite 500	Equity Transfer Services Inc.

Toronto, Ontario	Toronto, Ontario	120 Adelaide Street West, Suite 420
	Canada M5C 1H6	Toronto, Ontario
James W. Ashcroft [1,2]		Canada M5H 4G3
Sudbury, Ontario	Tel: 416-860-1438
	Fax: 416-367-0182	Tel: 416-361-0930
J. John Kalmet [1,2]	info@bluepearl.ca	Fax: 416-361-0470
Delta, British Columbia	www.bluepearl.ca	info@equitytransfer.com

Kerry J. Knoll

Toronto, Ontario

	Vancouver Office	Stock Exchange Listings

Ian J. McDonald, Chairman

Toronto, Ontario	611- 675 West Hastings Street	Common Shares

	Vancouver, British Columbia	Toronto Stock Exchange: BLE

	Canada, V6B 1N2	Frankfurt Stock Exchange: A6R

Management	Tel: 604-669-1668	Warrants

	Fax: 604-669-2543	Toronto Stock Exchange: BLE.WT

Ian J. McDonald

Chairman and

Chief Executive Officer

	Smithers Office	Auditors

Kenneth Collison

Chief Operating Officer	1260 King Street	Wasserman Ramsay

	Smithers, British Columbia	North York, Ontario

T. Derek Price	Canada, V0J 2N0

Vice-President Finance and

Chief Financial Officer	Tel: 250-877-6121	Legal Counsel

Fax: 250-877-6132

Peter N. Tredger		Gardiner Roberts LLP

Vice-President		Toronto, Ontario

Lorna D. MacGillivray

Corporate Secretary

and General Counsel

Olav Svela

Vice-President

Investor Relations

1	Audit Committee

2	Compensation Committee
Design: Macrae Design Inc.

6 Adelaide Street East, Suite 500
Toronto, Ontario
Canada M5C 1H6
www.bluepearl.ca